FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG GROUP PLC
2002 FOURTH QUARTER AND FULL YEAR RESULTS
--------------------------------------------------------------------

"BG has delivered a strong performance in the fourth quarter and full year."

                                                 Sir Richard Giordano, Chairman


                                              HIGHLIGHTS

                                                                              Full Year
            Fourth Quarter

    2002      2001                              Results excluding        2002       2001
    GBPm      GBPm                              exceptional items*       GBPm       GBPm

     698       623             +12%             Turnover (i)            2,610      2,508            +4%

     254       194             +31%             Total operating           888        833           +7%
                                                profit

     130       115             +13%             Earnings (ii)             424        465            -9%

    3.7p      3.3p             +12%             Earnings per share      12.0p      13.3p           -10%
                                                (ii)

   1.55p      1.5p              +3%             Dividend per share       3.1p       3.0p            +3%


i)   Purchased gas sales have been re-presented on a net basis (see note 8).

ii) 2002 incorporates the effect of the North Sea tax surcharge, comprising GBP13 million in the fourth quarter and GBP95 million in the full year. Excluding this surcharge, earnings per share for the full year would have risen by 11% to 14.7 pence.

 - Strong fourth quarter with operating profit up GBP60 million (31%) and full year up by 7%.

 - At constant upstream prices, operating profit would have increased by 16% for the quarter.

 -   E&P volumes were up 25% for the year.

 -   Production commenced from the Juno project.

 -   Power capacity target of 2.5 GW was achieved a year ahead of schedule.

 -   The Blake Flank development received DTI approval.

 - The Brindisi LNG regasification plant obtained key Government and Port approvals.

 - Memorandum of Understanding (MoU) signed for Enel participation in Brindisi LNG and two further MoUs signed for BG to explore options for LNG and natural gas supply to Enel.

 -   The exploration and appraisal success rate for the year was 72%.

 -   Unit finding and development costs for the year were down to $3.20 per boe.

 -   The reserve replacement rate was 433% over the year.

 - Proved reserves were up by 31% and proved and probable reserves were up by 11% over the year.

* For details of exceptional items see the consolidated profit and loss account, and note 2.


                                            BUSINESS REVIEW

The  results   discussed  in  this  Business  Review  relate  to  BG's  Business
Performance. For the impact and a description of exceptional items see the consolidated profit and loss account and note 2.


                                             GROUP RESULTS


     Fourth Quarter                                                        Full Year

 2002         2001                                                     2002          2001
 GBPm         GBPm                                                     GBPm          GBPm

  698          623           +12%           Turnover (i)              2,610         2,508        +4%

  214          153           +40%           Exploration and             731           606       +21%
                                            Production
    5            9           -44%           Liquefied Natural Gas         8            29       -72%
   19           29           -34%           Transmission and             50           119       -58%
                                            Distribution
   31           25           +24%           Power Generation            124           104       +19%
  n/a            1            -             Storage                     n/a            21        -
  (15 )        (23 )         +35%           Other activities            (25 )         (46 )     +46%
-----        -----                                                  -------       -------
  254          194           +31%           Total operating profit      888           833        +7%

  (20 )        (13 )         +54%           Net interest                (80 )         (80 )      -
  (94 )        (59 )         +59%           Tax                        (374 )        (259 )     +44%
  130          115           +13%           Earnings                    424           465        -9%
 3.7p         3.3p           +12%           Earnings per share        12.0p         13.3p       -10%

  321          304            +6%           Capital expenditure       1,510         1,079       +40%
                                            (ii)


i)   Purchased gas sales have been re-presented on a net basis (see note 8).

ii)  See note 7 for regional analysis.


                                            Fourth quarter

BG delivered strong results for the quarter with a 23% increase in E&P volumes and higher oil prices. Total operating profit was up GBP60 million (31%) at GBP254 million and earnings were up 13% despite the North Sea tax surcharge. At constant upstream prices, total operating profit would have increased by 16%.

E&P operating profit grew by 40% as production rose strongly and higher oil prices and lower costs were only partially offset by the effect of lower gas prices. Power Generation's total operating profit, incorporating the first full quarter of the San Lorenzo plant, rose by 24%. The LNG business made good progress in the quarter reflecting strong volumes and improving profitability in the new shipping and marketing business. T&D continued to see the effects of the economic and currency weaknesses in South America.

The higher net interest charge reflected the higher level of borrowings and a reduction in the amount of interest capitalised. Earnings per share increased by
0.4 pence, in spite of the 0.4 pence negative impact of the North Sea tax surcharge.


                                     Full year

BG's 2002 results demonstrate a robust performance despite the increase in North Sea taxation, lower UK gas prices and economic weakness in South America.

Excluding the effect of upstream price changes, total operating profit would have increased by 13%.

Operating profit increased by 7% with significant volume growth leading to an increase in E&P operating profit of 21% (an increase of 29% excluding the effect of price changes). LNG profit reflected lower profits from shipping and marketing which, following a profit of GBP22 million in 2001, broke-even during the year. This was mainly due to lower US gas prices in the first half of 2002 and the cost of establishing the new business at Lake Charles. T&D's profit was adversely impacted by the economic and currency weaknesses in South America. Power Generation's total operating profit was up 19% with the start-up of San Lorenzo in October 2002 and strong performance at Seabank and Premier Power.

As planned, 2002 was a year of substantial capital investment in the business amounting to some GBP1.5 billion, including acquisitions. This represents more than three times the annual depreciation charge and shows BG's continued drive to unlock the value in its portfolio. Cash flow from normal operating activities increased by GBP178 million to GBP1,015 million, the increase reflecting higher operating profit and a lower movement in working capital. Net debt rose to GBP1,002 million (2001 GBP538 million). The increase in net borrowings is the net result of strong operating cash flows and the high rate of investment in the year. Gearing was 23.0% (2001 13.2%), including non-recourse debt of GBP386 million, of which GBP282 million is attributable to MetroGAS.

Net interest of GBP80 million was in line with 2001 with the increased level of debt being offset by lower interest rates and lower unwinding charges on discounted provisions.

Earnings per share for the year fell by 10% after including the effect of the North Sea tax surcharge. Without this surcharge earnings per share would have been 11% higher than in 2001. BG's post-tax return on average capital employed (ROACE) for the year was 10.9% (2001 13.4%) and excluding the tax surcharge was 13.2%. At our target price assumptions ROACE for the year was 10.1%.

The Directors have proposed a final dividend of 1.55 pence per share, bringing the total for the year to 3.1 pence per share.


                              EXPLORATION AND PRODUCTION

      Fourth Quarter                                                        Full Year
   2002          2001                                                   2002         2001
   GBPm          GBPm                                                   GBPm         GBPm

   36.6          29.7          +23%          Production volumes          136.1        108.8            +25%
                                             (mmboe)

    427           337          +27%          Turnover (GBPm) (i)         1,555        1,283            +21%

    214           153          +40%          Total operating profit        731          606            +21%

GBP16.98       GBP13.19        +29%          Average realised oil     GBP16.67     GBP16.63               -
($26.40 )     ($19.13 )        +38%          price per barrel        ($24.86 )    ($23.97 )             +4%

 14.63p        15.91p           -8%          Average realised gas       14.26p       15.48p             -8%
                                             price per produced
                                             therm

 GBP1.04        GBP1.01         +3%          Lifting costs per boe     GBP1.04      GBP1.05             -1%
 ($1.62 )      ($1.46 )        +11%          (ii)                     ($1.55 )     ($1.51 )             +3%

 GBP2.04         GBP2.22        -8%          Operating expenditure     GBP2.09      GBP2.05             +2%
 ($3.17 )      ($3.22 )         -2%          per boe                  ($3.12 )     ($2.96 )             +5%


Additional operating and financial data is given following note 9.

i) Purchased gas sales have been re-presented on a net basis (see note 8).

ii) Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

                                        Fourth quarter

E&P's 40% increase in operating profit in the quarter was underpinned by a 23% increase in volumes and the higher oil price. Production from new fields (NCMA, Jade, Panna/Mukta and Tapti) complemented substantial growth from existing fields (Karachaganak, Elgin/Franklin, J-Block and Rosetta). Excluding the impact of price changes, operating profit would have increased by 21%.

The 27% increase in turnover reflected the higher volumes, together with a substantial rise in realised oil prices, partially offset by a reduction in realised gas prices in the UK.

Unit lifting costs increased by 3 pence per boe principally reflecting volume mix and maintenance costs. Unit operating expenditure fell by 18 pence, largely due to a reduction in unit tariff costs resulting from an increase in the proportion of production from non-tariff bearing fields.

Capital  expenditure  of  GBP226  million  (2001  GBP203  million)   principally
comprised continuing investment in Karachaganak, West Delta Deep, Miskar and the Easington Catchment Area.


                                Full year

The 21% increase in total operating profit reflected strong production growth of 25%, partially offset by the impact of lower realised gas prices. Excluding the impact of price changes, underlying operating profit would have increased by 29%.

The increase in production volumes came from both new and existing fields and from across BG's six core geographic areas. Production increases came from fields which came on-stream during 2001 or 2002 (Elgin /Franklin, Jade, Blake, Panna/Mukta, Tapti and NCMA), complemented by strong growth from existing fields (Karachaganak and La Vertiente (Bolivia)). Excluding the acquisition of the Indian fields, production volumes increased by 19%.

Unit lifting costs were substantially unchanged whilst unit operating expenditure rose by 2% to GBP2.09 per boe, reflecting the impact of transportation and processing fees on production from the Jade and Blake fields. Prolonged periods of firm oil prices typically create cost pressure on oil services and we estimate that this, together with the impact of prices on royalties and tariffs, has contributed around 25 US cents per boe to unit operating costs compared with BG's cost target assumption.

2002 saw the continuation of BG's strong exploration success rate with 18 out of 25 exploration and appraisal wells completed during the year being successful (72%). This performance contributed towards proved reserve growth of 31% to 1,919 mmboe from 1,466 mmboe in 2001 with the main contributions coming from Egypt, Kazakhstan, Trinidad and Tobago and Tunisia. BG's proved reserves replacement ratio was 433% (2001 264%) and finding and development costs averaged $3.20 per boe (2001 $3.22 per boe), based on proved reserves additions.


                         Fourth quarter business highlights

The Karachaganak field delivered record condensate and gas production levels in the fourth quarter, with monthly record deliveries of condensate and gas to Orenburg achieved in October (2.07 mmboe net BG), and a daily production record set on 26 October. The field achieved an annual delivery record of 22.74 mmboe (net BG).

Phase 2 of the Easington Catchment Area development, the Juno project, entered production on 31 December with the flow of gas from the Whittle field. This was followed by first gas from the Wollaston field and the BG-operated Minerva field, on 2 and 7 January 2003 respectively. First gas from the BG-operated Apollo field is expected in April 2003, and additional Minerva and Apollo wells are scheduled to come on-stream by the end of the third quarter of 2003.

In November, the fourth development well on the Jade field came on-stream, and since that time peak rates of over 250 mmscfd and 25,000 boepd (gross) have been achieved. A further discovery has been made in an underlying reservoir on the Jade field and has been developed with the fourth Jade well.

The development of the Scarab/Saffron fields is nearing completion. The installation of the remaining main field umbilical was completed in December and the project remains on target for first gas deliveries into Egypt's National Transmission System in March 2003.

The BG-operated Blake Flank development, an extension of the Blake oil field, received approval from the UK's Department of Trade and Industry in November. Estimated gross reserves are 20 mmboe, and first oil production is targeted for the third quarter of 2003.

In December, BG continued to rationalise its UK portfolio by disposing of its 60% equity in the southern North Sea block 47/15b, containing the Rose gas discovery. It was sold for GBP7.32 million and in addition BG acquired a further 1.5% interest in the BG-operated Armada complex, increasing BG's total Armada equity to 46.77%. Completion of this transaction is expected in the first quarter of 2003.


                            LIQUEFIED NATURAL GAS


     Fourth Quarter                                                     Full Year
      2002      2001                                                  2002      2001
      GBPm      GBPm                                                  GBPm      GBPm

       111        20      +455%     Turnover                           309        81     +281%

         5         9       -44%     Total operating profit               8        29      -72%

        60        18      +233%     Capital expenditure                117       104      +13%


                                      Fourth quarter

Increased activity within LNG shipping and marketing led to the GBP91 million increase in turnover.

The GBP5 million profit in the quarter comprised BG's share of operating profit in Atlantic LNG (ALNG) (GBP11 million profit, up GBP7 million), profit from shipping and marketing (GBP3 million profit, down GBP4 million) and business development costs (GBP9 million, up GBP7 million).

With Train 2 in start-up phase during the quarter, higher profits from ALNG principally reflected higher realised prices. Shipping and marketing profit included the results of Lake Charles, where profitability improved and the operation continued to progress as expected. Business development expense was lower in 2001 as Egyptian LNG (ELNG) and Tangguh progressed to become capital projects in the fourth quarter of 2001.

Capital expenditure in the quarter relates to the expansion of ALNG and the progress of ELNG.


                                   Full year

The GBP228 million increase in turnover reflected the significant increase in shipping and marketing activity during the year. LNG volumes increased by 38% to
1.1 mtpa.

The GBP8 million profit in the year comprised BG's share of ALNG profit (GBP29 million, down GBP1 million), shipping and marketing (break-even, down GBP22 million) and business development costs (GBP21 million, down GBP2 million).
Profit at ALNG reflected higher volumes offset by lower prices. The lower shipping and marketing profit reflects the costs associated with establishing BG's position at Lake Charles. Notwithstanding weak gas prices in the first quarter, the business performed well for its first year of operation with 44 cargoes received and processed at Lake Charles and a further six cargoes delivered to other destinations to take advantage of market opportunities.

                       Fourth quarter business highlights

In Trinidad and Tobago, ALNG Train 3 remains on schedule for first production in the second quarter of 2003. The approval of ALNG Train 4 has proved slower than expected but BG remains confident of reaching agreement with the Government in due course. Whilst work continues to mitigate the impact of this delay, it is most likely that production will now start in 2006.

Construction of the $1.35 billion ELNG Train 1 is making good progress, and a group of 15 banks has been mandated to arrange the financing. Negotiations with potential purchasers of the output of the proposed ELNG Train 2 are continuing and the early works programme for the second train commenced in December. The cost of the Train 2 project is expected to be approximately $550 million and Train 2 is scheduled to come on-stream in mid-2006, approximately 9 months after the first LNG shipments from ELNG Train 1.

Significant progress was made in the development of BG's Atlantic Basin LNG strategy when Italian Government approval was received for BG to construct and operate a GBP220 million LNG importation terminal in Brindisi Port, on the south-east coast of Italy. The Brindisi Port Authority has also signed an agreement allowing use of the Port for the project.

On 14 February,  BG announced  that it had signed a Memorandum of  Understanding
(MoU) with Enel S.p.A. in order for Enel to become a 50% shareholder in the proposed Brindisi LNG terminal. In addition, two further MoUs have been signed for BG to explore options for LNG and natural gas supply to Enel. A fully-termed Shareholders Agreement is expected to be concluded by the end of March 2003. Agreements for LNG supply and the sale of natural gas will be progressed. Project sanction is anticipated by the end of 2003 with first operations expected in 2007.


                       TRANSMISSION AND DISTRIBUTION


     Fourth Quarter                                                        Full Year
 2002         2001                                                     2002          2001
 GBPm         GBPm                                                     GBPm          GBPm
                                            Turnover
   98           98            -             Excluding MetroGAS          407           364          +12%
   21           93           -77%           MetroGAS                    134           470          -71%
-----        -----                                                  -------       -------
  119          191           -38%                                       541           834          -35%

                                            Total operating profit
   20           22            -9%           Excluding MetroGAS           47            44           +7%
   (1 )          7            n/a           MetroGAS                      3            75          -96%
-----        -----                                                  -------       -------
   19           29           -34%                                        50           119          -58%

   19           51           -63%           Capital expenditure          81           170          -52%



                                        Fourth quarter

Comgas volumes continued to grow (up 20%) but sterling reported turnover was lower due to the impact of the weaker Brazilian Real. Comgas' profit of GBP20 million, including a GBP10 million credit relating to pass through of gas costs incurred in the third quarter, rose from GBP16 million in 2001 to GBP20 million, despite the impact of the currency depreciation.

The results  reported by MetroGAS  reflect the adverse  economic and  regulatory
environment  in  Argentina.   Volumes  were  also  negatively  impacted  by  the
displacement of gas-produced power by hydroelectric  power.

Capital expenditure in the quarter was incurred principally on the expansion of the Comgas distribution network, which was financed by the operating cash flows of the business and Comgas' existing lines of credit.

                                     Full year

In spite of the conditions in Argentina, T&D volumes overall increased from 10.6 bcmpa to 11.0 bcmpa. Excluding MetroGAS, total operating profit grew by 7%. Comgas' sterling reported profit rose by 88% to GBP32 million despite the significant impact of the Brazilian Real depreciation. Excluding the impact of currency depreciation, underlying Comgas profit increased by 141%, reflecting strong volume growth (up 31%) and gross profit improvement.

MetroGAS' results throughout the year have suffered the effects of the devaluation of the Argentine Peso and the country's adverse economic and regulatory environment. As previously reported, the Argentine Government has imposed a number of measures which may restrict BG's ability to control MetroGAS. This situation remains under review.

T&D profit was also impacted by higher business development costs, mainly in India and Brazil, and lower management fees principally in relation to MetroGAS.


                       Fourth quarter business highlights

Comgas' increase in volumes was primarily due to higher industrial and co-generation sales. Comgas connected 11,684 residential and commercial customers and 41 industrial and natural gas vehicle users in the quarter and further investment was made in developing the network infrastructure with 236 kilometres of new mains being constructed. Comgas reached more than 8 million man-hours without a lost time injury during the quarter.

In December, BG announced it had been assigned a proportion of Petrobras' firm capacity in the Bolivia-Brazil pipeline, allowing BG to continue supplying its equity gas from Bolivia to Comgas. BG also extended its existing gas sales agreement with Comgas by agreeing to supply up to 0.65 mmcmd from 2003 to 2011. The gas is intended to be supplied by Comgas principally to the industrial and co- generation sectors.

Gujarat Gas (GGCL) began receiving gas from the Lakshmi field in November. This gas is intended for delivery to GGCL's large industrial buyers and for expansion of its retail markets. GGCL has contracted to buy up to 1.27 mmscmd of gas, which approximately doubles its sales volumes. The agreement with the Lakshmi field owners includes a provision for volumes to increase to a maximum daily quantity of approximately 1.4 mmscmd.

                                POWER GENERATION


      Fourth Quarter                                                    Full Year
      2002      2001                                                  2002      2001
      GBPm      GBPm                                                  GBPm      GBPm

        48        49        -2%     Turnover (i)                       189       192       -2%

        31        25       +24%     Total operating profit             124       104      +19%

        10        25       -60%     Capital expenditure                 50       122      -59%



i)  Power Generation turnover relates to Premier Power only.


                                   Fourth quarter

The GBP6 million increase in profit was mainly due to higher profits at the Seabank power station in the UK, due to higher availability, and the Santa Rita and San Lorenzo power stations in the Philippines - the latter having been commissioned during the third quarter. In addition, operating profit at Premier Power increased reflecting lower costs following the planned closure of an existing unit in the second quarter.

Capital expenditure in 2002 relates principally to the Premier Power CCGT project.


                                      Full year

Full year profits were up GBP20 million reflecting increased profitability across the segment. At Premier Power, profit increases were driven by a reduction in costs following the planned closure of an existing unit, referred to above, and one-off credits amounting to around GBP4 million. The San Lorenzo power station, which entered into full commercial operations on 1 October, was the main contributor to the increase in BG's share of the operating profit in joint ventures and associated undertakings.


                       Fourth quarter business highlights

Construction of Premier Power's new 600 MW CCGT power plant is nearing completion. The first of three new gas turbines is currently undergoing commissioning and full commercial operations are expected to commence by the end of the second quarter of 2003, replacing some of the existing ageing and less efficient capacity.

Negotiations with the Tunisian Government are progressing on the proposed 500 MW Barca Power CCGT power station, and BG has received environmental approval for the project.

                                OTHER ACTIVITIES

Other activities, which include new business expenditure and certain corporate costs, incurred a net loss of GBP15 million in the fourth quarter (2001 GBP23 million loss).

In the year, a loss of GBP25 million compared to a GBP46 million loss in 2001. The principal reason for the high net cost in 2001 was a corporate provision for bad debts of which GBP8 million was released in 2002.

                                  OUTLOOK

"BG Group continues to make good progress towards its 2003 targets, with a strong last quarter in 2002.

The Karachaganak full field development remains on track to begin exporting condensate via the CPC pipeline in the third quarter of the year. The other major projects scheduled for completion in 2003, including Scarab/Saffron and ALNG Train 3, are on course. We also expect a continued improvement from our LNG shipping and marketing business in its second year of operation.

In spite of what must be described as turbulent times, we will continue to grow our business and strive for exceptional performance in creating value for our shareholders."

                                                            Sir Richard Giordano
                                                                18 February 2003


                                   LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2003 and 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$:UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2001. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.


                           SUPPLEMENTARY INFORMATION


                               Definitions


                           In these results:

                           bcf      billion cubic feet
                           bcmpa    billion cubic metre per annum
                           boe      barrels of oil equivalent
                           boepd    barrels of oil equivalent per day
                           bopd     barrels of oil per day
                           CCGT     combined cycle gas turbine
                           DTI      Department of Trade and Industry
                           E&P      Exploration and Production
                           EPC      engineering, procurement and construction
                           FEED     front end engineering design
                           GW       gigawatt
                           LNG      Liquefied Natural Gas
                           m        million
                           mmboe    million barrels of oil equivalent
                           mmcfd    million cubic feet per day
                           mmcmd    million cubic metres per day
                           mmscfd   million standard cubic feet per day
                           mmscmd   million standard cubic metres per day
                           mtpa     million tonnes per annum
                           MW       megawatt
                           ROACE    return on average capital employed
                           T&D      Transmission and Distribution
                           PSC      production sharing contract
                           UKCS     United Kingdom Continental Shelf



                                 CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                            FOURTH QUARTER

                                             2002                                 2001
                               Total     Excep-tional       Busi-     Total   Excep-tional     Busi-
                                                items        ness                    items      ness
                                                          perfor-                            perfor-
                                                            mance                              mance
                         Notes  GBPm             GBPm        GBPm      GBPm           GBPm      GBPm

Turnover (i)             3       698                -         698       623              -       623
Operating costs (i)             (489   )            -        (489   )  (457 )            -      (457 )
                               ----------------------------------     --------------------------------
Group operating profit   3       209                -         209       166              -       166
Share of operating       3        45                -          45        28              -        28
profits less
   losses in joint
ventures and
associated undertakings
                               ----------------------------------     --------------------------------
Total operating profit   3       254                -         254       194              -       194
Profit /(loss) on                 (4   )           (4   )       -        78             78         -
disposal of    fixed
assets
                               ----------------------------------     --------------------------------
Profit on ordinary               250               (4   )     254       272             78       194
activities
Net interest             4       (20   )            -         (20   )   (13 )            -       (13 )
                               ----------------------------------     --------------------------------
Profit on ordinary               230               (4   )     234       259             78       181
activities before
taxation
Tax on profit on                 (94   )            -         (94   )   (66 )           (7 )     (59 )
ordinary
   activities
                               ----------------------------------     --------------------------------
Profit on ordinary               136               (4   )     140       193             71       122
activities after
taxation
Minority shareholders'           (10   )            -         (10   )    (7 )            -        (7 )
interest
                               ----------------------------------     --------------------------------
Earnings                         126               (4   )     130       186             71       115
                               ----------------------------------     --------------------------------
Earnings per ordinary    6      3.6p           (0.1)p        3.7p      5.3p           2.0p      3.3p
share (ii)



i) Results of gas trading activity have been re-presented on a net basis (see note 8).

ii) There is no difference between basic and diluted earnings per ordinary share.

                          CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                         FULL YEAR

                                              2002                                2001
                                Total     Excep-tional       Busi-    Total   Excep-tional     Busi-
                                                 items        ness                   items      ness
                                                           perfor-                           perfor-
                                                             mance                             mance
                         Notes   GBPm             GBPm        GBPm     GBPm           GBPm      GBPm

Turnover (i)             3      2,610                -       2,610    2,542             34     2,508
Operating costs (i)            (1,877   )            -      (1,877 ) (1,815 )            -    (1,815 )
                               -------------------------------------   -------------------------------
Group operating profit   3        733                -         733      727             34       693
Share of operating       3        155                -         155      140              -       140
profits less    losses
in joint ventures and
 associated undertakings
                               -------------------------------------   -------------------------------
Total operating profit   3        888                -         888      867             34       833
Profit/(loss) on                  (14   )          (14   )       -       98             98         -
disposal of
   fixed assets
                               -------------------------------------   -------------------------------
Profit on ordinary                874              (14   )     888      965            132       833
activities
Net interest             4        (80   )            -         (80 )    (63 )           17       (80 )
                               -------------------------------------   -------------------------------
Profit on ordinary                794              (14   )     808      902            149       753
activities before
taxation
Tax on profit on         5       (374   )            -        (374 )   (287 )          (28 )    (259 )
ordinary
   activities
                               -------------------------------------   -------------------------------
Profit on ordinary                420              (14   )     434      615            121       494
activities after
taxation
Minority shareholders'            (10   )            -         (10 )    (29 )            -       (29 )
interest
                               -------------------------------------   -------------------------------
Earnings                          410              (14   )     424      586            121       465
                               -------------------------------------   -------------------------------
Earnings per ordinary    6      11.6p           (0.4)p       12.0p    16.7p           3.4p     13.3p
share (ii)


i) Results of gas trading activity have been re-presented on a net basis (see note 8).

ii) There is no difference between basic and diluted earnings per ordinary share.


                                    CONSOLIDATED STATEMENT OF TOTAL
                                      RECOGNISED GAINS AND LOSSES
                                               FULL YEAR

                                                         2002                        2001
                                                         GBPm                        GBPm

 Earnings                                                 410                         586

Currency translation adjustments (i)                     (385 )                      (233 )
-------------------------------------------------------------------------------------------------------
Total recognised gains and losses                          25                         353
-------------------------------------------------------------------------------------------------------


i) The movement in 2002 includes the retranslation of the Group's net investments in Comgas (GBP189 million) (2001 GBP97 million) and MetroGAS (GBP83 million) (2001 GBP121 million).


                                                            CONSOLIDATED BALANCE SHEET

                                                                               As at
                                                     31 Dec                       31 Dec
                                                       2002                         2001
                                                       GBPm                         GBPm

 Fixed assets:
  Intangible assets                                     812                          798
  Tangible assets                                     4,102                        3,707
  Investments                                           742                          663
                                                  ------------------------     ------------------------
                                                      5,656                        5,168
Current assets:
  Stocks                                                105                           98
  Debtors: amounts falling due within one year          661                          616
  Debtors: amounts falling due after one year            93                          125
  Investments                                           127                          326
  Cash at bank and in hand                              141                           92
                                                  ------------------------     ------------------------
                                                      1,127                        1,257
Creditors: amounts falling due within one year:
  Borrowings                                           (580  )                     (493  )
  Other creditors                                      (999  )                     (847  )
                                                  ------------------------     ------------------------
                                                     (1,579  )                    (1,340 )
-------------------------------------------------------------------------------------------------------
Net current liabilities                                (452  )                       (83 )
-------------------------------------------------------------------------------------------------------
Total assets less current liabilities                 5,204                        5,085

Creditors: amounts falling due after more than
one year:
  Borrowings                                           (690 )                       (463  )
  Other creditors                                      (190 )                       (228  )
                                                  ------------------------     ------------------------
                                                       (880 )                       (691  )

Provisions for liabilities and charges                 (976 )                       (864  )
-------------------------------------------------------------------------------------------------------
                                                      3,348                        3,530
-------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
BG shareholders' funds                                3,324                        3,406
Minority shareholders' interest                          24                          124
-------------------------------------------------------------------------------------------------------
                                                      3,348                        3,530
-------------------------------------------------------------------------------------------------------




                                  MOVEMENT IN BG SHAREHOLDERS' FUNDS

             Fourth Quarter                                                            Full Year
   2002            2001                                                              2002       2001
   GBPm            GBPm                                                              GBPm       GBPm

    126             186                  Profit for the financial period              410        586
      -               -                  Issue of shares                                3          -
    (55  )          (52 )                Dividend                                    (110 )    (105 )
------------------------------------------------------------------------------------------------------
     71             134                                                               303        481

    (13 )          (212 )           Currency translation adjustments (i)             (385 )    (233 )
------------------------------------------------------------------------------------------------------
     58             (78 )              Net movement in BG shareholders' funds         (82 )   248
                                         for the financial period

                                         BG shareholders' funds at the beginning
                                         of the period:
  3,266           3,484                     - as previously published               3,406      3,550
      -               -                     - restatement to prior period (ii)          -       (392 )
 ------          ------                                                             ------     ------
  3,266           3,484                     - as restated                           3,406      3,158
------------------------------------------------------------------------------------------------------

  3,324           3,406                  BG shareholders' funds as at 31 December   3,324      3,406

------------------------------------------------------------------------------------------------------


i) The movement in 2002 includes the retranslation of the Group's net investments in Comgas (GBP189 million) (2001 GBP97 million) and MetroGAS (GBP83 million) (2001 GBP121 million).

ii) Relates to the implementation of FRS 19, 'Deferred Tax', on 1 January 2001.


                                CONSOLIDATED CASH FLOW STATEMENT

    Fourth                                                                                 Full Year
    Quarter
2002   2001                                                                              2002   2001
GBPm   GBPm                                                                              GBPm   GBPm

 254    194     Total operating profit                                                    888    867
   -      -     Less: Exceptional operating items                                           -    (34 )
------------------------------------------------------------------------------------------------------
 254    194     Total operating profit excluding exceptional items                        888    833
 (45 )  (28 )   Less: Share of operating profit in joint ventures and associated         (155 ) (140 )
                undertakings
------------------------------------------------------------------------------------------------------
 209    166     Group operating profit excluding exceptional items                        733    693
  98    104     Depreciation and amortisation                                             395    392
  10     (6 )   Provisions and other non-cash flow items                                   (2 )  (20 )
 (39 )    -     Working capital                                                          (111 ) (228 )
------------------------------------------------------------------------------------------------------
 278    264     Cash flow from normal operating activities                              1,015    837
   -      -     Movement in provision on sale of certain                                    -   (184 )
                long-term contracts
   -      -     Receipt of exceptional income                                               -     34
   -      -     Net impact of demerger                                                      -    (21 )
------------------------------------------------------------------------------------------------------
 278    264     Net cash flow from operating activities                                 1,015    666

  29     34     Dividends from joint ventures and associated undertakings                  68     75

 (12 )  (13 )   Returns on investments and servicing of finance (i)                       (32 )  (40 )

 (73 )  (90 )   Tax paid                                                                 (240 ) (261 )

(298 ) (291 )   Capital expenditure and investment (ii) (iii)                          (1,396 ) (998 )

  10    420     Proceeds from sales of assets (iv)                                         17    475

 (54 )  (52 )   Equity dividends paid                                                    (106 ) (103 )

 (63 )  (60 )   Management of liquid resources                                            191   (201 )
------------------------------------------------------------------------------------------------------
(183 )  212     Net cash flow before financing                                           (483 ) (387 )

   -      -     Changes in share capital                                                    3      -
   4      3     Shares issued to minority interests                                         9     10
 183   (171 )   Net movement in gross borrowings                                          528    405
----   ----                                                                            ------   ----
 187   (168 )   Net cash flow from financing activities                                   540    415
------------------------------------------------------------------------------------------------------
   4     44     NET MOVEMENT IN CASH                                                       57     28
 157     45     Opening cash                                                               92     64
 (20 )    3     Changing values of currency                                                (8 )    -
------------------------------------------------------------------------------------------------------
 141     92     CLOSING CASH                                                              141     92
------------------------------------------------------------------------------------------------------


i) Includes capitalised interest for the fourth quarter of GBP3 million (2001 GBP8 million) and for the year of GBP11 million (2001 GBP22 million). In 2001, the year also includes GBP17 million received in respect of exceptional items in the year.

ii)  Includes loans to joint ventures and associated undertakings.

iii) In 2002 year, includes cash acquired of GBP57 million on the purchase of a subsidiary undertaking.

iv)  Includes repayment of loans by joint ventures and associated undertakings.

                                   RECONCILIATION OF NET BORROWINGS
                                               FULL YEAR
                                                                           GBPm

Net borrowings as at 1 January 2002                                      (538 )
Net increase in cash in the period (i)                                   57
Cash inflow from the management of liquid resources                      (191 )
Net increase in gross borrowings                                         (528 )
Foreign exchange                                                         198
-------------------------------------------------------------------------------
Net borrowings as at 31 December 2002                                  (1,002 )
-------------------------------------------------------------------------------

i) Includes cash acquired of GBP57 million on the purchase of a subsidiary undertaking.

Net borrowings attributable to MetroGAS (including Gas Argentino) and Comgas were GBP386 million (1 January 2002 GBP460 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 23.0% (1 January 2002 13.2%).

As at 31 December 2002, BG's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP700 million (2001 approximately GBP600 million), including BG shareholder loans of approximately GBP320 million (2001 approximately GBP150 million). These net borrowings are included in BG's share of the net assets in joint ventures and associated undertakings which are consolidated in BG's accounts. Of the net borrowings excluding BG shareholder loans, around GBP100 million is guaranteed by BG.


                        LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 31 December 2002, unless otherwise stated.

The Group's principal borrowing entities are BG Energy Holdings Limited (BGEH) (as borrower and as guarantor of the borrowings of certain wholly-owned subsidiary undertakings), and MetroGAS, Gas Argentino, Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.

BGEH had a US$1.0 billion US Commercial Paper Programme, which was unutilised, and a US$1.0 billion Eurocommercial Paper Programme, of which US$913 million was unutilised. BGEH also had a US$2.0 billion Euro Medium Term Note Programme, of which US$1.208 billion was unutilised.

BGEH had aggregate committed multicurrency revolving borrowing facilities of US$1.072 billion, of which US$552 million matures in 2003 and US$520 million matures in 2005. These facilities were undrawn.

In addition, BGEH had uncommitted multicurrency borrowing facilities of GBP635 million, of which GBP515 million was unutilised.

MetroGAS announced on 25 March 2002 that it had suspended payment of principal and interest on financial indebtedness of US$419 million. On 23 July 2002 and 22 October 2002, it announced its intention to make extraordinary payments on certain accrued interest amounts and as a result is now current with interest accrued up until 30 September 2002. MetroGAS is currently developing a comprehensive plan to restructure all its financial obligations, although progress is constrained by the pace of the utility tariff renegotiation process in Argentina. Gas Argentino has also suspended debt service on borrowings of US$70 million. All the borrowings of MetroGAS and Gas Argentino are non-recourse to BG and management has no plans to provide financial support to these subsidiaries.

Comgas had committed borrowing facilities of Brazilian Reals (BRL) 632 million, of which BRL 194 million was unutilised, and uncommitted borrowing facilities of BRL 759 million, of which BRL 501 million was unutilised.

Gujarat Gas had uncommitted borrowing facilities of Indian Rupees (INR) 880 million, of which INR 392 million was unutilised.


Notes


1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2001, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts with the exception of the presentation of gas trading activity which has been re-presented on a net basis, as described in note 8.


2. Exceptional items

   Fourth Quarter                                                                 Full Year
2002     2001                                                                2002           2001
GBPm     GBPm                                                                GBPm           GBPm

   -        -                 Turnover: House of Lords judgment                 -             34
-------------------------------------------------------------------------------------------------------
   -        -                 Impact on operating profit                        -             34

  (4   )   78                 Profit/(loss) on disposal of fixed assets       (14 )           98

   -        -                 Interest: House of Lords judgment                 -             17
-------------------------------------------------------------------------------------------------------
  (4   )   78                 Impact on profit before tax                     (14 )          149

   -       (7 )               Tax impact of exceptional items                   -            (28 )
-------------------------------------------------------------------------------------------------------
  (4   )   71                 Impact on earnings                              (14 )          121
-------------------------------------------------------------------------------------------------------

2002 second quarter: Disposal of investment

BG disposed of its 100% investment in Iqara EcoFuels Limited, realising a GBP7 million loss.

2001 fourth quarter: Disposal of BG Storage Limited and associated assets

BG disposed of BG Storage Limited for a profit of GBP56 million; proceeds of GBP381 million arose from the sale. The associated assets sold included the Amethyst gas processing condensation transport agreement and BG's interest in the offshore York discovery, generating further proceeds of GBP40 million and a profit of GBP22 million. The resulting tax impact was a GBP7 million charge, leading to a net GBP71 million increase in earnings.

2001 fourth quarter: Disposal of BG Rimi

During the fourth quarter, BG disposed of BG Rimi generating proceeds of GBP11 million. No profit or loss arose on the sale.

2001 first quarter: House of Lords judgment

The House of Lords  judgment in favour of the Central Area  Transmission  System
(CATS) partners (BG 51.18%) in their dispute with Teesside Gas Transportation Limited (an Enron Corp. subsidiary) gave rise to income of GBP34 million (Exploration and Production) and GBP17 million interest receivable. The resulting tax impact was a GBP15 million charge, leading to a net GBP36 million increase in earnings.

2001 first quarter: Partial disposal of investment

BG disposed of a 24.5% share in Phoenix Natural Gas Limited (Phoenix), the Northern Ireland natural gas distribution company. The sale reduced BG's interest in Phoenix to 51% and realised proceeds of GBP49 million resulting in a GBP21 million profit (Transmission and Distribution). The resulting tax impact was a GBP6 million charge.


3. Segmental analysis: excluding exceptional items


                Fourth Quarter                    Turnover excluding share of         Full Year
                                                  joint ventures (i)
     2002                   2001                                                   2002       2001
     GBPm                   GBPm                                                   GBPm       GBPm

      427                    337                  Exploration and Production      1,555      1,283
                                                  (ii)
      111                     20                  Liquefied Natural Gas             309         81
      119                    191                  Transmission and                  541        834
                                                  Distribution
       48                     49                  Power Generation                  189        192
      n/a                     12                  Storage                           n/a         75
        3                     21                  Other activites                    66         90
      (10 )                   (7 )                 Less: intra-group sales          (50 )      (47  )
------------------------------------------------------------------------------------------------------
      698                    623                                                  2,610      2,508
------------------------------------------------------------------------------------------------------

                           Group operating     Share of operating profit in     Total operating profit/
                            profit/(loss)           joint ventures and                  (loss)
                                                 associated undertakings
Fourth Quarter           2002      2001          2002     2001      2002       2001
                          GBPm        GBPm            GBPm       GBPm        GBPm         GBPm

Exploration and           214       153             -        -       214        153
Production
Liquefied Natural Gas      (6 )       5            11        4         5          9
Transmission and           10        22             9        7        19         29
Distribution
Power Generation            6         8            25       17        31         25
Storage                     -         1             -        -         -          1
Other activities          (15 )     (23    )        -        -       (15  )     (23  )
--------------------------------------------------------------------------------------------------------
                          209       166            45       28       254        194
--------------------------------------------------------------------------------------------------------
Full Year

Exploration and           731       606             -        -       731        606
Production (i)
Liquefied Natural Gas     (21 )      (1    )       29       30         8         29
Transmission and           17        90            33       29        50        119
Distribution
Power Generation           31        23            93       81       124        104
Storage                     -        21             -        -         -         21
Other activities          (25 )     (46    )        -        -       (25  )     (46  )
--------------------------------------------------------------------------------------------------------
                          733       693           155      140       888        833
--------------------------------------------------------------------------------------------------------


i)   Purchased gas sales are presented on a net basis (see note 8).

ii) Exploration and Production's 2001 results for the year are stated excluding an exceptional receipt of GBP34 million in respect of the House of Lords judgment in favour of the CATS partners (see note 2). Including this receipt, Exploration and Production's results for 2001 would have been: turnover GBP1,447 million and total operating profit GBP640 million for the year.

BG's share of turnover and operating profit in joint ventures for the fourth quarter was GBP68 million (2001 GBP41 million) and GBP22 million (2001 GBP13 million) respectively; and for the year was GBP182 million (2001 GBP147 million) and GBP83 million (2001 GBP68 million) respectively.


4. Net interest

     Fourth Quarter                                                                        Full Year
 2002        2001                                                                      2002      2001
 GBPm        GBPm                                                                      GBPm      GBPm

   (9  )       (8  )                  Net interest payable on net borrowings            (35 )     (39 )
    3           8                     Interest capitalised                               11        22
-------------------------------------------------------------------------------------------------------
   (6  )        -                                                                       (24 )     (17 )

   (3  )       (2  )                  Unwinding of discount on provisions (i)           (12 )     (14 )
   (2  )       (2  )                  Unwinding of discount on deferred income           (8 )      (9 )
-----------------------------------------------------------------------------------------------------
  (11  )       (4  )                  Net interest:    Group                            (44 )     (40 )
   (6  )       (7  )                                   Joint ventures                   (25 )     (27 )
   (3  )       (2  )                                   Associated undertakings          (11 )     (13 )
-------------------------------------------------------------------------------------------------------
  (20  )      (13  )                  Total net interest: excluding exceptional items   (80 )     (80 )

    -           -                     Interest receivable on House of Lords judgment      -        17
                                      in favour of the CATS partners
-------------------------------------------------------------------------------------------------------
  (20  )      (13  )                  Total net interest: including exceptional items   (80 )     (63 )
-------------------------------------------------------------------------------------------------------


i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.


5. Taxation - full year

The tax charge for the year before exceptional items was GBP374 million (2001 GBP259 million). This incorporates the rate changes enacted in the Finance Act 2002, comprising a 10% surcharge on North Sea profits and a GBP51 million charge recognised in the second quarter relating to opening UK deferred tax balances. Excluding the prior year item, the Group's effective tax rate for the year was 40% (2001 34.5%). The tax charge including exceptional items was GBP374 million (2001 GBP287 million).


6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items


       Fourth Quarter                                                            Full Year
  2002           2001                                                  2002              2001
-------------------------------------------------------------------------------------------------------
GBPm PenceGBPm          Pence                                          GBPm Pence GBPm       Pence
      per                per                                                per               per
    share              share                                              share             share

126   3.6 186            5.3          Earnings                        410  11.6   586        16.7
  -     -   -              -          Exceptional income (i)            -     -   (51 )       (1.4 )

  4   0.1 (78 )         (2.2 )        (Profit)/loss on disposals       14   0.4   (98 )       (2.8 )

  -     -   7            0.2          Tax impact of above               -     -    28         0.8
-------------------------------------------------------------------------------------------------------
130   3.7 115            3.3          Earnings - excluding            424  12.0   465        13.3
                                      exceptional items
-------------------------------------------------------------------------------------------------------


Earnings  and  earnings  per  share  before  interest,   tax,  depreciation  and
amortisation - including and excluding exceptional items

       Fourth Quarter                                                            Full Year
  2002           2001                                                  2002              2001
-------------------------------------------------------------------------------------------------------
GBPm  Pence GBPm       Pence                                         GBPm  Pence  GBPm       Pence
      per                per                                                per               per
    share              share                                              share             share

126   3.6 186            5.3          Earnings                        410  11.6   586        16.7
 10   0.3   7            0.2          Minority interest                10   0.3    29         0.8
 94   2.6  66            1.9          Tax                             374  10.6   287         8.3
 20   0.6  13            0.3          Interest                         80   2.3    63         1.8
 98   2.8 104            3.0          Depreciation and                395  11.2   392        11.2
                                      amortisation
-------------------------------------------------------------------------------------------------------
348   9.9 376           10.7          EBITDA - including            1,269  36.0 1,357        38.8
                                      exceptional items

  -     -   -              -          Exceptional income (i)            -     -   (34 )      (1.0 )
  4   0.1 (78 )         (2.2 )        (Profit)/loss on disposals       14   0.4   (98 )      (2.8 )
-------------------------------------------------------------------------------------------------------
352  10.0 298            8.5          EBITDA - excluding            1,283  36.4 1,225        35.0
                                      exceptional items
-------------------------------------------------------------------------------------------------------


i)   Relates to the House of Lords judgment in favour of the CATS partners.

Earnings per share calculations in 2002 are based on shares in issue of 3,526 million for the quarter and 3,524 million for the year.

There is no difference between the figures presented above and diluted earnings per share.


7. Capital expenditure by region


            Fourth Quarter                                                       Full Year
          2002        2001                                                   2002         2001
          GBPm        GBPm                                                   GBPm         GBPm

            64          75    UK                                              324          309
            86          73    Kazakhstan                                      416          254
            98          40    Mediterranean Basin                             266          118
            45          30    Trinidad and Tobago                             119          145
             2           -    India                                           268            -
            20          49    Southern Cone of South America                   69          166
             6          37    Other                                            48           87
----------------------------------------------------------------------------------------------
           321         304                                                  1,510        1,079
----------------------------------------------------------------------------------------------



8. Re-presentation of gas trading activity

In previous periods, BG has presented purchased gas sales on a gross basis within the E&P segment, ie included within both turnover and operating costs. As these have become more significant, management believes a net presentation is more appropriate for these activities. Accordingly, turnover within the E&P segment has been restated on this basis for the first three quarters of 2002 and for the fourth quarter and full year 2001. Operating costs reduce by the same amount and hence there is no impact on operating profit.


                                                                 First          Second          Third
                                                               Quarter         Quarter        Quarter
                                                                  2002            2002           2002
                                                                  GBPm            GBPm           GBPm

E&P turnover
                    - as previously presented                      406             424            448
                    - less purchased gas:                          (35 )           (35 )          (80 )
                                                            -----------------------------------------
                    - re-presented                                 371             389            368

Other segments' turnover - as previously presented                 263             271            250
                                                            -----------------------------------------
Group turnover - re-presented                                      634             660            618
                                                            -----------------------------------------


                                                                                   Fourth        Full
                                                                                  Quarter        Year
                                                                                     2001        2001
                                                                                     GBPm        GBPm
E&P turnover
                        - as previously presented                                     371       1,413
                        - less purchased gas:                                         (34 )      (130 )
                                                                               ----------------------
                        - re-presented                                                337       1,283

Other segments' turnover - as previously presented                                    286       1,225
                                                                               ----------------------
Group turnover - re-presented                                                         623       2,508
                                                                               ----------------------




9. Quarterly information: earnings and earnings per share


                                                  2002         2001         2002         2001
                                                  GBPm         GBPm        pence        pence

First quarter
   - including exceptional items                   130          187          3.7          5.3
   - excluding exceptional items                   133          136          3.8          3.9
Second quarter
   - including exceptional items                    48          111          1.4          3.2
   - excluding exceptional items                    55          112          1.6          3.2
Third quarter
   - including exceptional items                   106          102          3.0          2.9
   - excluding exceptional items                   106          102          3.0          2.9
Fourth quarter
   - including exceptional items                   126          186          3.6          5.3
   - excluding exceptional items                   130          115          3.7          3.3
---------------------------------------------------------------------------------------------
Full year
   - including exceptional items                   410          586         11.6         16.7
   - excluding exceptional items                   424          465         12.0         13.3
---------------------------------------------------------------------------------------------


Additional information: Exploration and Production - operating and financial data


 Fourth Quarter                                                                          Full Year
   2002      2001                                                                  2002      2001

                            Production volumes (mmboe)
    5.8       4.8    +21%       - oil                                              22.5      13.4    +68%
    5.1       3.7    +38%       - liquids                                          19.4      14.7    +32%
   25.7      21.2    +21%       - gas                                              94.2      80.7    +17%
-------   -------                                                               -------   -------
   36.6      29.7    +23%       - total                                           136.1     108.8    +25%
-------   -------                                                               -------   -------

GBP16.98    GBP13.19 +29%   Average realised oil price per barrel                GBP16.67  GBP16.63     -
($26.40 )   ($19.13) +38%                                                       ($24.86 ) ($23.97 )   +4%

  GBP8.98    GBP7.58 +18%   Average realised liquids price per barrel             GBP7.96    GBP9.43 -16%
($13.97 ) ($10.99 )  +27%                                                       ($11.87 )   ($13.60) -13%

 16.40p    18.16p    -10%   Average realised UK gas price per produced therm       15.91p    16.85p   -6%

 12.82p    13.02p     -2%   Average realised International gas price per           12.49p    13.62p   -8%
                            produced therm

 14.63p    15.91p     -8%   Average realised gas price per produced therm          14.26p    15.48p   -8%

GBP1.04   GBP1.01     +3%   Lifting costs per boe*                                GBP1.04   GBP1.05   -1%
($1.62 )  ($1.46 )   +11%                                                        ($1.55 )  ($1.51 )   +3%

GBP2.04    GBP2.22    -8%   Operating expenditure per boe                         GBP2.09   GBP2.05   +2%
($3.17 )   ($3.22)    -2%                                                        ($3.12 )  ($2.96 )   +5%

    166       171     -3%   Development expenditure (GBPm)                            704       585  +20%

                            Gross exploration
                            expenditure (GBPm)

     53        23   +130%       - capitalised expenditure                             274        77  +256%
     17        23    -26%       - other expenditure                                    65        59  +10%
-------   -------                                                                 -------   -------
     70        46    +52%       - gross expenditure                                   339       136  +149%
-------   -------                                                                 -------   -------


* Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

Approximately 70% of BG's 2002 UK gas was sold under term contracts.

BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, assuming a normal volume mix, a US$1.00 movement in the Brent price would have an impact on operating profit in 2003 of approximately GBP30 million.

BG's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of revenues and costs. Management estimates that for 2003 a 10 cent movement in the US$/UKGBP exchange rate would have an impact on operating profit of approximately GBP45 million.


Additional information: Exploration and Production - reserves/resource data

                                                                   As at
                                                                   31 Dec      31 Dec
                                                                     2002        2001
                                                                    mmboe       mmboe

Proved                                                              1,919       1,466      +31%

Probable                                                            2,704       2,683       +1%

Unbooked resources                                                  2,207       1,539      +43%

Risked exploration                                                  1,917       1,211      +58%
                                                                  -------     -------
Total reserve/resource base                                         8,747       6,899      +27%
                                                                  -------     -------


Proved reserves grew by 31% with the main contributions coming from the West Delta Deep fields in Egypt, the Karachaganak field in Kazakhstan, the ECMA fields in Trinidad and Tobago and the Miskar field in Tunisia. Probable reserves grew by 1% after re-classification of probable into proved with the main contribution coming from the Kashagan field in Kazakhstan.


Supplementary information for North American investors (unaudited)

The Group prepares its consolidated financial statements in accordance with generally accepted accounting principles applicable in the United Kingdom (UK
GAAP), which differ in certain significant respects from those applicable in the United States (US GAAP). The adjustments necessary to restate net income for the periods and shareholders' funds in accordance with US GAAP are shown in the tables set out below. Details of these differences are given in BG's statutory accounts for the year ended December 31, 2001.

On January 1, 2002, BG adopted Financial Accounting Standard (FAS) 142, 'Goodwill and Other Intangible Assets'.


EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

                                                                          Full Year
                                                       2002                      2001
                                                       GBPm                      GBPm

Net income (UK GAAP)                                    410                       586

US GAAP adjustments :
  Pension costs                                           3                       (14 )
  Goodwill (i)                                           21                       (14 )
  Impairment of goodwill (ii)                           (16  )                      -
  Profit on disposal                                      -                      (200 )
  Share options                                          (2  )                      -
  Commodity contracts                                   (38  )                     16
  Currency and interest rate derivative                  52                         6
  instruments
  Currency translation adjustment                       (70  )                   (139 )
  Taxes                                                  37                       107
-------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in          397                       348
accounting principle
Cumulative effect on prior periods of adoption of
FAS 133:
  - Commodity contracts valued at December 31,            -                       (20 )
  2000 (net of tax of GBP8 million)
   - Commodity contracts valued at June 30, 2001          -                       (34 )
  (net of tax of GBP15 million)
-------------------------------------------------------------------------------------------------
Net income (US GAAP):                                   397                       294

Currency translation adjustments                       (380 )                     (95 )
Adjustment for additional minimum pension               (15 )                       -
liability (net of tax of GBP7 million)
Cumulative effect on prior years (to December 31,
2000) of adoption of FAS 133:
  - Currency and interest rate derivative                 -                        (3 )
  instruments (net of tax of GBP2 million)
-------------------------------------------------------------------------------------------------
Other comprehensive income                                2                       196
-------------------------------------------------------------------------------------------------
Analysis of net income between:
  - Continuing operations                               399                       296
  - Discontinued operations (iii)                        (2 )                      (2 )
-------------------------------------------------------------------------------------------------
                                                        397                       294
-------------------------------------------------------------------------------------------------
Earnings per ADS (US GAAP):
  - Continuing operations                             GBP0.56                     GBP0.42
  - Discontinued operations (iii)                         -                         -
-------------------------------------------------------------------------------------------------
                                                      GBP0.56                     GBP0.42
-------------------------------------------------------------------------------------------------



EFFECT ON SHAREHOLDERS' FUNDS OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

                                                                                As at
                                                                             December 31
                                                       2002                          2001
                                                       GBPm                          GBPm

BG shareholders' funds (UK GAAP)                      3,324                         3,406

US GAAP adjustments:
  Pension costs                                          32                            51
  Goodwill (i)                                           81                            83
  Commodity contracts                                   (99 )                         (61 )
  Currency and interest rate derivative                  (6 )                           -
  instruments
  Taxes                                                  81                            37
  Own shares                                            (10 )                         (15 )
  Dividend                                               55                            52
---------------------------------------------------------------------------------------------------------
BG shareholders' funds (US GAAP)                      3,458                         3,553
---------------------------------------------------------------------------------------------------------


i) On January 1, 2002, BG adopted Financial Accounting Standard 142, 'Goodwill and Other Intangible Assets'. Under UK GAAP, prior to the publication of Financial Reporting Standard 10, 'Goodwill and Intangible Assets', goodwill was taken to Group reserves immediately on acquisition. As a result of the adoption of FRS 10, goodwill is now capitalised as an intangible fixed asset and amortised. Before the adoption of FAS 142, goodwill under US GAAP was accounted for in line with FRS 10. Under FAS 142, goodwill is no longer amortised but is instead reviewed annually for impairment and the UK amortisation charge for the period has therefore been reversed within US net income. An impairment review of assets was undertaken in order to ascertain any transitional adjustment required. No adjustment was considered necessary. Had FAS 142 been implemented in 2001, the net income and earnings per ADS figures would have been GBP335 million and GBP0.48 respectively.

ii) Under US GAAP, BG recognised goodwill relating to assets held in Argentina. Following the devaluation of the Argentine Peso, this goodwill was reviewed and deemed irrecoverable from future cash flows.

iii) Under US GAAP, the results of Iquara EcoFuels Limited, which was disposed of during 2002 (see note 2), are shown as discontinued operations.


Enquiries

Enquiries relating to BG's results, business and financial   General enquiries about shareholder
position should be made to:                                  matters should be made to:
Investor Relations Department                                Lloyds TSB Registrars
BG Group plc                                                 The Causeway
100 Thames Valley Park Drive                                 Worthing
Reading                                                      West Sussex
Berkshire                                                    BN99 6DA
RG6 1PT
Tel: 0118 929 3025                                           Tel: 0870 600 3951
e-mail: invrel@bg-group.com


Financial Calendar

Ex-dividend date for 2002 final dividend                        19 March 2003

Record date for 2002 final dividend                             21 March 2003

Annual General Meeting                                          22 April 2003

Payment of 2002 final dividend:

   Shareholders                                                 2 May 2003

   American depositary receipt holders                          12 May 2003

Announcement of 2003 first quarter results                      13 May 2003

Announcement of 2003 second quarter and half year results       28 July 2003


A webcast of the Investor Presentation will be available on 18 February at 14:00 at www.bg-group.com


BG Group plc website: www.bg-group.com

Registered office
100 Thames Valley Park Drive, Reading  RG6 1PT
Registered in England No. 3690065



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 18 February 2003                               By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary